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                                                                    EXHIBIT 2.02

                        AGREEMENT FOR PURCHASE OF ASSETS

        THIS AGREEMENT made this ___ day of November, 1999, by and between FDI Information Resources, Inc., an Arizona corporation, ("FDI CORPORATION") and FDI Information, LLC, an Arizona limited liability company (f/k/a FDI Information Resources, LLC) ("FDI Information"), each having its principal place of business located at 2020 N. Central Avenue, Suite 250, Phoenix, Arizona 85004 (with FDI Corporation and FDI Information being referred to together hereinafter as the "FDI Parties"), and Neoforma.com, Inc., a Delaware corporation, with its principal place of business at 3255-7 Scott Boulevard, Santa Clara, California 95054 ("NEOFORMA").

                              W I T N E S S E T H:

        WHEREAS, FDI Corporation is presently in the business of developing, maintaining, marketing and selling comprehensive, computer-based equipment planning tools primarily for use in the construction and/or redesign of healthcare facility projects (with such business, whether operated by FDI Corporation or FDI Information previously, being referred to hereinafter as the "FDI BUSINESS"), which business was transferred to it by FDI Information;

        WHEREAS, FDI Corporation desires to sell the tangible and intangible assets listed on Schedule A hereto (the "ASSETS"), which include all rights to the software marketed by FDI Corporation in connection with the FDI Business as more particularly described on Schedule A (the "SOFTWARE"), the "INTELLECTUAL PROPERTY" (as hereinafter defined), and the "CONTRACTS" (as hereinafter defined); and

        WHEREAS, Neoforma desires to acquire the Assets from FDI Corporation upon the terms and conditions set forth herein;



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        NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. PURCHASE AND SALE OF ASSETS; PURCHASE OF STOCK

        1.01 Assets to Be Sold. Subject to the terms and conditions hereof, FDI Corporation agrees to sell and Neoforma agrees to purchase the Assets.

        1.02 Amount and Payment of Purchase Price for the Assets. The purchase price for the Assets shall be paid as follows:

                (a) By the issuance to FDI Corporation of 350,000 shares of the common stock, par value $0.001, of Neoforma (the "ACQUIRED SHARES"); and

                (b) Reimbursement at the Closing in immediately available funds for costs incurred by the FDI Parties in connection with this transaction to be supported by documentation reasonably acceptable to Neoforma presented at the Closing, provided that reimbursement under this paragraph (b) shall not exceed $75,000.

        1.03 Nonassumption of Liabilities and Indemnification. Neoforma does not assume any liabilities of either of the FDI Parties whatsoever except for those obligations being assumed under the Contracts. Neoforma hereby acquires ownership of the Assets free and clear of all claims whatsoever, and the FDI Parties warrant that such sale has been accomplished without expense or liability for any such claims to Neoforma.

        1.04 Allocation of Purchase Price. The Purchase Price (consisting solely of the amounts payable under Sections 1.02 (a) and (b) hereunder) shall be allocated among the Assets in Neoforma's sole discretion. Such allocation shall be set forth as provided in a memorandum to be prepared by Neoforma and delivered to FDI Corporation at the Closing.

SECTION 2. CLOSING.



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        2.01    Effective Date. The closing (the "CLOSING") of this transaction shall be deemed to be effective on the date of this Agreement.

        2.02 Deliveries of FDI Corporation. At the Closing, FDI Corporation is obligated to execute and deliver or cause to be delivered to Neoforma, and Neoforma shall accept:

                (a) A duly executed bill of sale with warranty covenants of title, conveying good and marketable title in the Assets to Neoforma, free and clear of all encumbrances whatsoever.

                (b) All other documents of title, transfer or assignment necessary to transfer ownership to Neoforma of the Assets.

                (c) Assignments of all Intellectual Property and Contracts in form reasonably satisfactory to FDI Corporation and Neoforma.

                (d) All documents necessary to transfer any other intangible property being purchased by Neoforma hereunder.

                (e) All such other deeds, endorsements, assignments and other instruments as, in the opinion of Neoforma's counsel, are necessary or desirable to vest in Neoforma good, valid and marketable title to and ownership of the Assets, all of which shall be in form reasonably satisfactory to FDI Corporation.

                (f) A certified copy of resolutions of the board of directors and/or shareholders of FDI Corporation approving the execution and delivery of this Agreement and the transactions contemplated hereunder.



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                (g)     Such certificates issued by the Arizona Corporation
Commission as required to evidence the legal existence and good standing of the FDI Corporation, and FDI Corporation's current Articles of Incorporation and By-laws ("ORGANIZATIONAL DOCUMENTS").

                (h) The results of a search of all appropriate Uniform Commercial Code filing offices evidencing the existence of no liens, security interests or encumbrances of any kind whatsoever affecting the Assets being conveyed to Neoforma hereunder.

        2.03 Deliveries of Neoforma. At the Closing, Neoforma shall execute and deliver or cause to be delivered to FDI Corporation, and FDI Corporation shall accept:

                (a) The amount required to be paid under Section 1.02 (b) above in the form of immediately available funds.

                (b) Certificates evidencing the Acquired Shares, duly issued in the name of FDI Corporation.

SECTION 3. REPRESENTATIONS, WARRANTIES AND COVENANTS OF FDI CORPORATION.

        The FDI Parties, jointly and severally, represent, warrant and covenant that as of the date hereof:

        3.01 Organization; No Subsidiaries; Etc. FDI Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona. FDI Corporation has no subsidiaries and does not own of record or beneficially, directly or indirectly, any capital stock or equity interest or investment in any other corporation, limited liability company, partnership, joint venture, association or other business entity. All of the shareholders of FDI Corporation are listed on Schedule 3.01 hereto. FDI Corporation has the



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power to own its properties and to carry on its business as now being conducted.
FDI Corporation is not qualified as a foreign corporation in any jurisdiction. FDI Corporation is duly qualified to do business in each jurisdiction in which it operates and in which the failure to qualify as a foreign corporation would have a material adverse effect on the business, assets (including intangible assets), financial condition or results of its operations. FDI Corporation has delivered a true and correct copy of its Articles of Incorporation and By-laws, each as amended to date, to Neoforma, which documents are complete and correct copies of such instruments as presently in effect.

        3.02 Authorization; Etc. The FDI Parties have full power and authority to enter into this Agreement and to carry out the terms and provisions hereof, to execute and deliver the bill of sale of assets and other instruments, assignments, agreements and undertakings provided herein, all of which have been duly authorized by all proper and necessary action of FDI Corporation; and this Agreement has been, and the other documents provided for herein will be, duly executed and delivered; and this Agreement is, and all the other documents represent, the legal, valid and binding obligations of FDI Corporation enforceable in accordance with its and their terms.

        3.03 No Violation. The execution and delivery of this Agreement and the other documents delivered in connection herewith and the consummation of the transactions herein and therein contemplated will not violate or conflict with, or result in a breach of, or constitute (with or without notice and/or lapse of time and/or failure to cure) a default or event of default under, any indenture, mortgage, deed of trust, agreement or other instrument to which FDI Corporation is a party or by which it or any of the Assets is bound, and will not violate the



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provisions of the Articles of Incorporation or By-Laws of FDI Corporation or any
laws of the United States or the State of Arizona. FDI Corporation shall assume all responsibility, cost, expense and liability for compliance with any plant closing laws or similar laws or regulations applicable to the transactions herein.

        3.04 Interim Operations. Since August 31, 1999, FDI Corporation's and FDI Information's business has been conducted only in the ordinary and usual course consistent with past practice (whether by FDI Corporation or FDI Information). Since August 31, 1999, there has not been; (i) any material adverse change in the financial condition, assets or results of operations of the FDI Business; (ii) any liabilities incurred outside the normal course of the FDI Business; (iii) any sale of property, plant or equipment or any sale of inventory outside the normal course of the FDI Business; or (iv) any plant shutdowns or work slow-downs in connection with the FDI Business. Since such date the Assets have not been affected in any adverse way as a result of flood, fire, explosion or other casualty (whether or not covered by insurance). FDI Corporation is not aware of any circumstances which are likely to cause any material adverse change in the FDI Business or underlying operations or prospects respecting the FDI Business.

        3.05 Notices. Neither FDI Corporation or FDI Information has any knowledge of any environmental, safety, health, employment or other law, rule or regulation which might have an adverse effect on the Assets. Schedule 3.05 hereto sets forth all governmental or regulatory authorities that have contacted FDI Corporation or FDI Information concerning alleged violations of laws, rules, regulations, orders, ordinances and other legal requirements relating to the Assets or the FDI Business, and all compliance programs relating thereto



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established by any government or regulatory authority which it has received since the establishment of the FDI Business. FDI Corporation has provided Neoforma with copies of all notices, correspondence, agreements and other documents relating to any matters set forth on Schedule 3.05.

        3.06 Title to Assets, Encumbrances. FDI Corporation has and on the date hereof will have good and marketable title to the Assets and Neoforma will acquire good, valid and marketable title to the Assets, free and clear from any mortgages, pledges, liens, security interests, conditional sales agreements or other such encumbrances or charges of any kind. The bill of sale, deeds, endorsements, assignments and other instruments to be executed and delivered to Neoforma by FDI Corporation at the Closing will be valid and binding obligations of FDI Corporation enforceable in accordance with their terms, and will effectively vest in Neoforma good, valid and marketable title in the Assets.

        3.07 Tangible Assets. The tangible assets listed on Schedule A hereto are in good operating condition and repair, with no defects, and are adequate for the uses to which they are being put and are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs which are not material relative to such Asset in nature or cost.

        3.08 Intellectual Property. FDI Corporation owns or is licensed or otherwise has the right to use all of its trademarks, service marks, tradenames and copyrights, the Software and all agreements, arrangements and applications relating thereto (including all licenses), including but not limited to FDI TechSpec and FDI-EQPlan, and all agreements relating to technology, know-how or processes (the "INTELLECTUAL PROPERTY"). FDI Corporation has no registered trademarks or service marks nor have any applications for registration of any



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trademark or service mark been filed. FDI Corporation has not filed any applications for copyright registration with respect to the Software or otherwise, except for those matters attached hereto as Schedule 3.08. There are no patents respecting the FDI Business or required in connection with the continued operation of the FDI Business. Schedule A hereto contains a true, accurate and complete list of Intellectual Property and all claims against third parties and other choses in action, prepaid expenses, permits, authorizations, registrations and other approvals respecting the FDI Business, whether from any public or self-regulatory authority of Seller, or otherwise, and the goodwill inherent in such property and in the FDI Business as a going concern. There are not nor have there been any trademark or copyright claims of infringements, nor any claims, charges or suits against FDI Corporation in relation to the Assets or Intellectual Property, or is FDI Corporation aware of any basis for any such claim, and to the best of FDI Corporation's knowledge the use of any of the Intellectual Property as it has been used by FDI Corporation does not infringe upon the rights of any other person. No consent or permission of any third party is required to use the Intellectual Property in connection with the FDI Business in the manner as currently operated.

        3.09    Tax Liens.

                (a) As used herein, "Taxes" shall mean all taxes, charges, fees, levies, imposts or other assessments, including, without limitation, income, gross receipts, excise, use, transfer, property, sales, license, payroll, withholding and franchise taxes, imposed by the United States, or any state or local government or subdivision or agency thereof whether computed on a unitary, combined or any other basis, and also including any interest and penalties or additions thereto.



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                (b)     As of the date hereof, there are no liens with respect
to Taxes (other than taxes not yet due or payable) in connection with FDI Corporation's business. FDI Corporation has reserved for, paid, withheld, collected, and paid over to the proper government authorities all Taxes which are required to be paid, withheld, collected, or paid over on or prior to the date hereof. Neither the Internal Revenue Service nor any other taxing authority is now asserting or, to the knowledge of FDI Corporation threatening to assert against FDI Corporation any deficiency or claim for additional taxes or interest thereon or penalties in connection therewith.

        3.10 Contracts and Commitments. Schedule A hereto sets forth a true, complete and correct list of all agreements, contracts, commitments, software or other licenses, franchises, understandings or restrictions, whether oral or written, of FDI Corporation (the "CONTRACTS"). FDI Corporation is not a party to any other agreement, contract, commitment or restriction relating to the FDI Business which is not disclosed and which requires any further performance prior to its termination. FDI Corporation is not in default under any of the Contracts and all of the Contracts are in full force and effect, and no event has occurred which with the passing of time (including any cure period) or the giving of notice would constitute such default, and true copies of all Contracts have been heretofore made available to Neoforma. All of the contracts necessary to operate the FDI Business have been transferred by FDI Information to FDI Corporation.

        3.11 Customers and Suppliers. The written books and records provided to Neoforma reflect, in all material respects, accurate information from which Neoforma can determine the names and addresses of FDI Corporation's (or FDI Information's) customers and suppliers



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during the last fiscal year of FDI Corporation (or FDI Information) and the date and products, by type, amount and dollar value, purchased or sold by them.

        3.12 ERISA and Other Fringe Benefit Plans. The FDI Parties have filed, published and disseminated all reports, documents, statements and communications which are required to be filed, published or disseminated under the ERISA, and the rules and regulations promulgated under the ERISA. The FDI Parties' employee benefit plans are in compliance with the ERISA and the rules and regulations thereunder. The FDI Parties do not now, and shall not as of the date hereof, have any additional current or past service funding requirement (whether individually or as part of a group) with respect to any such plan. All wages, salaries, bonuses, fringe benefits, payroll taxes and other taxes (except accrued vacation pay) due to employees of the FDI Parties have been paid, will be paid in the ordinary course and shall be current as of the date hereof.

        3.13 Litigation. There are no law suits, arbitrations, mediations, federal, state or local administrative actions or proceedings, asserted claims or other actions or proceedings (including, without limitation, any product liability or product warranty claims) of whatever nature or forum pending or, to the best of FDI Corporation's or FDI Information's knowledge, threatened against FDI Corporation or FDI Information (whether involving a governmental authority, agency or a private party) nor are there any disputes, disagreements, or any other facts or circumstances known to FDI Corporation or FDI Information or any of its officers or directors which are reasonably likely to give rise to the same in the foreseeable future. Neither FDI Corporation or FDI Information is subject to any order, writ, judgment, award, injunction or any decree of any court or governmental or regulatory authority or arbitrator,



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which affects or which might affect any of the Assets or which might interfere with the transactions contemplated in this Agreement. Nothing has come to the attention of FDI Corporation or FDI Information that suggests to FDI Corporation or FDI Information that any present or former employee of or person providing services to FDI Corporation or FDI Information has or is likely to make any claim against FDI Corporation or FDI Information by virtue of any patent or latent employment related health defect or any severance or termination action.
Schedule 3.13 hereto sets forth the issues, parties, amounts in dispute, names of counsel, status and other material information regarding each item listed thereon.

        3.14 Warranty Claims. Except as set forth on Schedule 3.14, neither FDI Corporation or FDI Information has made any express oral or written warranties with respect to the quality or absence of defects of any of the products or services of the FDI Business. FDI Corporation and FDI Information represent that their prior cost of performing any warranty obligations is as set forth in the Financial Statements. Neither FDI Corporation or FDI Information has any reason to believe that the cost of performing warranty obligations to customers of the FDI Business for which warranty adjustments can be expected during unexpired warranty periods which extend beyond the date hereof will be higher than the cost of performing warranty obligations to customers of such products and services which the FDI Parties have sold and performed for in the past, provided that Neoforma provides support to the customers of the FDI Business in a manner and at a level consistent with the practices followed by the FDI Parties historically. Neither FDI Corporation or FDI Information has been required to pay direct, incidental or consequential damages to any person or entity in connection with any of the products or services respecting the FDI Business in the past.



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        3.15    Consents of Third Parties. No consent of any person is necessary to the consummation of the transactions contemplated hereby, including without limitation, consents from parties to loans, contracts, leases or other agreements, or consents from governmental agencies, whether federal, state or local.

        3.16 Compliance with Law; Permits. FDI Corporation's operations, and those of FDI Information, have been conducted in all material respects in accordance with all applicable laws, regulations and other requirements of all national governmental authorities, and of all states, municipalities and other political subdivisions and agencies thereof, having jurisdiction over FDI Corporation and FDI Information, including, without limitation, all such laws, regulations and requirements relating to environment, employment, antitrust, consumer protection, equal opportunity, health, occupational safety, pension and securities. Neither FDI Corporation or FDI Information has received any notification of any asserted present or past failure by FDI Corporation or FDI Information to comply with such laws, rules or regulations. FDI Corporation holds all permits, licenses, variances, exemptions, authorizations, orders and approvals of all Governmental Agencies (the "PERMITS") that are required for it to own, lease or operate its properties and assets and to carry on its business as presently conducted except to the extent that the failure to hold any such Permit is not reasonably likely to have a material adverse effect on the foregoing. To the best of the FDI Parties' knowledge, there is presently no default under any such Permit.

        3.17 Financial Statements. Attached hereto as Schedule 3.17 are a balance sheet dated September 30, 1999, and an income statement respecting the seven month period then ended (the "FINANCIAL STATEMENTS") for FDI Information. The Financial Statements are true



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and complete in all material respects and constitute an accurate representation of the financial condition of FDI Information as at the date thereof and for the period then ended, and fairly represent the results of operations for the period as to which they pertain.

        3.18 Insolvency. No petition in bankruptcy or similar arrangement has been filed by or against FDI Corporation or FDI Information, nor has FDI Corporation or FDI Information taken advantage of any federal or state insolvency law. No receiver, trustee, custodian, liquidator, assignee, sequestrator or other similar official has appointed over FDI Corporation or FDI Information or all or a substantial part of FDI Corporation's or FDI Information's property nor has FDI Corporation or FDI Information made any assignment for the benefit of creditors or otherwise suffered any action which adversely affects its title to the Assets.

        3.19    Insider Interests; Related Party Transactions.

                No officer, director, manager, interest holder or employee of FDI Corporation or FDI Information and no "associate" (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended) of any such officer, director, manager, interest holder or employee has, directly or indirectly, any material interest in any property, real or personal, tangible or intangible, including without limitation, inventions, patents, trademarks, service marks or trade names, used in or pertaining to the FDI Business, or has directly or indirectly any material interest in, or serves as an officer or director of, any customer, competitor or supplier of FDI Corporation or FDI Information, or any organization which has a material contract or arrangement with FDI Corporation or FDI Information, except for Facilities Development Inc.



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        3.20    Products Liability. There is no action, suit, inquiry,
proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or to FDI Corporation's knowledge threatened against or involving FDI Corporation or FDI Information relating to any product originating from the FDI Business alleged to have been manufactured or sold by FDI Corporation or FDI Information and alleged to have been defective, or improperly designed or manufactured nor to FDI Corporation's knowledge are there any facts or circumstances known to FDI Corporation or any of its officers or directors which are reasonably likely to give rise to the same in the foreseeable future.

        3.21 Insurance. Schedule 3.21 attached hereto, sets forth a complete list of all insurance policies and bonds presently maintained by FDI Information, each of which is in full force and effect during the policy period stated therein. Such insurance is adequate and customary for the type and scope of the FDI Business.

        3.22 Disclosure. No representation or warranty by FDI Corporation or FDI Information in this Agreement, nor any statement or certificate furnished to Neoforma pursuant hereto, contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

        3.23 No Prior Agreements. Except as disclosed in this Agreement, neither FDI Corporation or FDI Information is a party to any written or oral contract or agreement affecting its ownership or possession of or granting to any other person, any option, right of first refusal or other right to acquire any of the Assets.



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        3.24    Consents. FDI Corporation has delivered to Neoforma concurrently herewith (i) a certified copy of resolutions duly adopted by the board of directors of FDI Corporation authorizing the transactions contemplated hereby,
(ii) certificates issued by the appropriate governmental authorities evidencing the legal existence and good standing of FDI Corporation, (iii) a copy of the Articles of Incorporation and By-laws, including all amendments, of FDI Corporation (certified by the appropriate governmental authority in the case of the Articles of Incorporation and otherwise certified by a principal of FDI Corporation), and (iv) the results of a search of all appropriate Uniform Commercial Code filing offices evidencing the existence of no liens, security interests or encumbrances of any kind whatsoever affecting the assets being conveyed to Neoforma hereunder.

        3.25    Labor and Employee Matters.

                (a) Neither FDI Corporation or FDI Information is a party to any collective bargaining agreements or any other agreements with any labor organization (a "LABOR AGREEMENT"). There is no labor strike, dispute, slowdown or stoppage actually pending or threatened against or directly affecting FDI Corporation or FDI Information. No union representation question or union organizational activity exists respecting the employees of FDI Corporation or FDI Information. Neither FDI Corporation or FDI Information has experienced any material work stoppage or other material labor difficulty. Neither FDI Corporation or FDI Information is delinquent in payments to any of its officers, managers, employees or agents for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such officers, managers, employees or agent. Neither FDI Corporation or FDI Information



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directly employs (or has in the past directly employed) its employees, but instead contracts with Facilities Development, Inc. ("Facilities"), an affiliate of FDI Information which is the employer of the employees. All employees so contracted for by FDI Corporation are employed at will and there are no pending or, threatened suits, claims, actions, charges, investigations or proceedings of any nature respecting employment and employment practices, terms and conditions of employment and wages and hours, including without limitation (i) under or alleging violation of any applicable Employment Law or (ii) relating to alleged unfair labor practices (or the equivalent thereof under any applicable law).

                (b) Schedule 3.25 (b) sets forth a complete and accurate list of all employees contracted for by FDI Corporation as of the Closing, with each employee's annual salary or wage rates, as the case may be, date of hire, positions held and titles.

SECTION 4. REPRESENTATION, WARRANTIES AND COVENANTS OF NEOFORMA.

        Neoforma represents, warrants and covenants that as of the date hereof:

        4.01 Corporate Organization; Etc. Neoforma is, and as of the date hereof will be, a corporation duly organized and existing in good standing under the laws of the State of Delaware. Neoforma has the corporate power to own its properties and to carry on their business as now being conducted.

        4.02 Authorization; Etc. Neoforma has full power and authority to enter into this Agreement and to carry out the terms and provisions hereof, to execute and deliver the instruments and undertakings provided herein, all of which have been duly authorized by all proper and necessary corporate action; and this Agreement has been, and the other documents provided for herein will be, duly executed and delivered by Neoforma; and this Agreement is,



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and all the other documents represent, the legal, valid and binding obligation of Neoforma, enforceable in accordance with its terms.

        4.03 No Violation. The execution and delivery of this Agreement and the other documents delivered in connection herewith and the consummation of the transactions herein and therein contemplated will not violate or conflict with, or result in a breach of, or constitute a default under, any indenture, mortgage, deed of trust, agreement or other instrument to which Neoforma is a party or by which it is bound and will not violate the provisions of the Certificate of Incorporation or By-Laws of Neoforma or any laws of the United States or the States of Delaware or California.

        4.04 Acquired Shares. The issuance to FDI Corporation of the Acquired Shares in accordance with the terms and conditions of this Agreement has been duly authorized by all necessary corporate action on the part of Neoforma. When issued in accordance with the terms hereof and the purchase consideration contemplated by this Agreement has been paid, the Acquired Shares will be validly issued and outstanding, fully-paid and non-assessable. Schedule 4.04 sets forth a true and correct description of the capitalization of Neoforma, including all capital stock of all classes (whether issued, authorized or held in the treasury), all securities convertible into or exercisable for capital stock of any class, and all rights held by any parties to acquire capital stock or securities convertible into or exercisable for capital stock of Neoforma.

        4.05 Disclosure. No representation or warranty by Neoforma in this Agreement, nor any statement or certificate furnished to the FDI Parties pursuant hereto, contains or will



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contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

SECTION 5. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION.

        5.01 Survival of Representations and Warranties. All of the representations and warranties of FDI Corporation and Neoforma contained in this Agreement or in any instrument delivered pursuant to this Agreement (each as modified by the corresponding Schedules thereto) shall survive until the first anniversary of the Closing (the "EXPIRATION DATE").

        5.02    Indemnification.

                (a) Indemnification by FDI Corporation. FDI Corporation agrees to indemnify and hold harmless Neoforma and its officers, directors, and shareholders, against any and all loss, cost, liability, claim, damage, deficiency, and expense whatsoever, including without limitation legal fees and disbursements ("DAMAGE") arising out of or resulting from:

                        (i) any misrepresentation, omission, breach of a representation or warranty, or non-fulfillment of any covenant on the part of FDI Corporation under this Agreement or in any schedule, certificate or other instrument furnished to Neoforma hereunder by or on behalf of FDI Corporation or any other agreement entered into in connection with FDI Corporation's consummating the transactions contemplated by this Agreement;

                        (ii) any brokers' or finders' fees of LEC or of any other party which bases its claim for such fees out of any alleged action or omission of FDI Corporation; and

                        (iii) all demands, assessments, judgments, costs and legal and other fees and expenses arising from or in connection with any action, suit, proceeding or claim



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incident to any of the foregoing.

                (b) Neoforma's Procedure. Should any claim be made against Neoforma for which indemnification is provided for in Section 5.02 (a) by a person not a party to this Agreement, Neoforma shall promptly give FDI Corporation written notice of any such claim, and FDI Corporation shall thereafter defend or settle any such claim, at its sole expense, on its own behalf and with counsel of its own choosing. In such defense or settlement, Neoforma shall cooperate with and assist FDI Corporation to the maximum extent reasonably possible and may participate therein with its own counsel. Any payment resulting from such defense or settlement, together with the total expense thereof, shall be binding on FDI Corporation. Failure to give notice within a reasonable period of time shall not constitute a defense, in whole or in part, to any claim for indemnification by Neoforma except and only to the extent that such failure shall result in material prejudice to FDI Corporation.

        Notwithstanding the foregoing, Neoforma may, after not less than sixty
(60) days written notice to FDI Corporation, make settlement of such claim, provided that if FDI Corporation has fully performed its obligations to defend the claim, such settlement shall be binding on FDI Corporation only if (i) FDI Corporation consents to the settlement, or (ii) it is determined through the Dispute Resolution and Arbitration procedure provided for herein that it would be unreasonable for a person giving equal consideration to the interests of FDI Corporation and Neoforma to refuse to consent to such settlement.

        Failure to give notice within a reasonable period of time shall not constitute a defense, in whole or in part, to any claim for indemnification by Neoforma, except and only to the extent that such failure by Neoforma shall result in a material prejudice to FDI Corporation.

Anything herein to the contrary notwithstanding, in no event shall Neoforma be required to consent to a non-monetary term or condition to such settlement as a condition to indemnification hereunder.

                (c) Indemnification by Neoforma. Neoforma shall indemnify the FDI Parties and hold the FDI Parties harmless at all times after the Closing against and in respect of any of the following:

                        (i) any and all liabilities and obligations of Neoforma arising after the Closing except to the extent that the same may have been caused by circumstances existing prior to the Closing;

                        (ii) any and all Damages resulting from any misrepresentation, omission, breach of representation or warranty, or non-fulfillment of any covenant on the part of Neoforma under this Agreement or any schedule to this Agreement or in any certificate or other instrument furnished to the FDI Parties hereunder or any other agreement entered into in connection with Neoforma's consummating the transactions contemplated by this Agreement;

                        (iii) any brokers' or finders' fees of any party which bases its claim for such fees out of any alleged action or omission of Neoforma; and

                        (iv) all demands, assessments, judgments, costs and legal and other fees and expenses arising from or in connection with any action, suit, proceeding or claim incident to any of the foregoing.

               (d) The FDI Parties' Procedure. Should any claim be made against the FDI Parties for which indemnification is provided for in Section 5.02 (c) by a person not a party to this Agreement, the FDI Parties shall promptly give Neoforma written notice of any such claim, and Neoforma shall thereafter defend or settle any such claim, at its sole expense, on its own behalf and with counsel of its own choosing. In such defense or settlement, the FDI Parties shall cooperate with and assist Neoforma, and the FDI Parties may participate therein to the maximum extent reasonably possible with their own counsel. Any payment resulting from such defense or settlement, together with the total expense thereof, shall be binding on Neoforma. Failure to give notice within a reasonable period of time shall not constitute a defense, in whole or in part, to any claim for indemnification by the FDI Parties except and only to the extent that such failure by the FDI Parties shall result in material prejudice to Neoforma.

        Notwithstanding the foregoing, the FDI Parties may, after not less than sixty (60) days written notice to Neoforma, make settlement of such claim, provided that if Neoforma has fully performed its obligations to defend the claim, such settlement shall be binding on Neoforma only if (i) Neoforma consents to the settlement, or (ii) it is determined through the Dispute Resolution and Arbitration procedure provided for herein that it would be unreasonable for a person giving equal consideration to the interests of the FDI Parties and Neoforma to refuse to consent to such settlement.

        Failure to give notice within a reasonable period of time shall not constitute a defense, in whole or in part, to any claim for indemnification by the FDI Parties, except and only to the extent that such failure by the FDI Parties shall result in a material prejudice to Neoforma. Anything herein to the contrary notwithstanding, in no event shall the FDI Parties be required to consent to a non-monetary term or condition to such settlement as a condition to indemnification hereunder.

                (e) Remedies Cumulative. Except as herein expressly provided, the remedies provided herein shall be cumulative and shall not preclude the assertion by one party of any other rights or the seeking of any other remedies against the other party.

SECTION 6. CERTAIN OTHER COVENANTS AND AGREEMENTS.

        6.01 Further Assurances. Upon the request of Neoforma or FDI Corporation, the other party will execute and deliver to the requesting party, or such party's nominee, all such instruments and documents of further assurance or otherwise, and will do any and all such acts and things as may reasonably be required to carry out the obligations of such party hereunder and to more effectively consummate the transactions contemplated hereby, including obtaining all consents and approvals from third parties, under leases, joint venture agreements and other contracts.

        6.02 License to FDI Corporation and Facilities Development, Inc. Effective at the Closing, Neoforma hereby grants to FDI Corporation and Facilities Development, Inc., a three-year, world-wide, non-exclusive, royalty-free license to use the Software and the Intellectual Property in support of or otherwise in connection with the consulting business currently conducted by Facilities Development, Inc. and all extensions or expansions or that business, provided, however, that such license shall not include the right to sell or license the Software or the Intellectual Property except in connection with a sale of substantially all of the assets of FDI Corporation or Facilities Development, Inc. in a transaction pursuant to which the purchaser has agreed to remain bound by the provisions of Section 6.13 of this Agreement. FDI Corporation or Facilities Development, Inc. shall have the right to extend the term of this license for up to two (2) three year extensions, which it may do by providing Neoforma with its written notice to extend the license together with the amount of $10,000 during the 30 day period prior to the termination of the initial term of this license or the first extension term (in the case of a second extension). The purchaser in any such acquisition shall have the right to assume that portion of the term of the license granted hereunder as remains at such time (including any unexercised extension rights) but shall not have the further right to assign or otherwise transfer such license except with the prior written notice to Neoforma. Neither FDI Corporation or Facilities Development, Inc. shall have the right to copy the Software except for backup purposes. In support of the foregoing license, Neoforma shall provide to FDI Corporation and Facilities Development, Inc., on a timely basis (and no less frequently than quarterly), all supplements, upgrades, enhancements, modifications, improvements, and releases made by Neoforma. with respect to the Software or the Intellectual Property, which upgrades shall be subject to the same terms and conditions as the Software and Intellectual Property.

        6.03 Employment Agreement with Joan Barry; Consulting or Employment Agreements with Other Key Employees. At the Closing, Joan Barry and Neoforma shall have entered into an employment agreement in such form as is mutually agreeable to them. Such employment agreement shall include, among other things, provision for the issuance to Joan Barry of options to acquire 92,500 shares of common stock of Neoforma.com, Inc. at fair market value on the date of this Agreement. At the Closing, Neoforma shall have entered into either a consulting or employment agreement with certain other key employees of FDI Corporation in such form as is mutually agreeable to Neoforma and such key employees.

        6.04 Sublease. FDI Corporation currently leases its office space and the furniture, fixtures and equipment used by it in its business. Effective at the Closing, FDI Corporation hereby subleases to Neoforma.com, Inc., a sufficient portion of the office space FDI Corporation currently occupies, together with the furniture, fixtures and equipment currently used by FDI Corporation, so as to enable Neoforma to conduct from and after the Closing the FDI Business in the manner it has been conducted by FDI. Neoforma shall make monthly sublease payments to FDI Corporation to reimburse FDI Corporation; such sublease payments shall be calculated to fairly reflect the portion of the leased premises and furniture, fixtures, and equipment used by Neoforma each month. Schedule 6.04 sets forth the initial allocation of such sublease payments.

        6.05 Staffing Plan. Schedule 6.05 sets forth a staffing plan for the FDI Business for the twelve month period immediately following the Closing. This plan shall provide that all employees shall devote 100% of their working time and efforts to the business of Neoforma, unless otherwise agreed to by Neoforma, in which case any party which desires to purchase some of the services of such employees shall work out an arrangement pursuant to which they shall pay Neoforma for such services. The parties will adhere to this staffing plan, provided that if any party believes that modifications are necessary for the effective continuation of the FDI Business or the business of Facilities, the parties will in good faith discuss those modifications and attempt to reach an accommodation with respect thereto.

        6.06 Confidentiality. Following the date hereof, FDI Corporation, and its directors and officers shall keep confidential all information relating to the FDI Business and not use such information for any purpose except as contemplated by this Agreement. FDI Corporation will not disclose to any person other than Neoforma or Facilities Development, Inc. any trade secrets, know how, technology, processes, formulas, computer programs, customer lists, customer names or identities or other confidential or proprietary business information used in or associated with the FDI Business or related to the Assets. FDI Corporation further agrees to take all steps necessary to prevent its directors, officers, employees and agents from disclosing such trade secrets and other information.

        6.07 Public Announcements. Neoforma shall permit FDI Corporation to work with it to develop the initial press release describing the transactions described in this Agreement, and no such press release will be made without the approval of FDI Corporation, which will not be withheld unreasonably. Neoforma shall have the right thereafter to make any public statement, announcement or press release with respect to this Agreement or the transactions contemplated hereby, and to otherwise publicize this Agreement or the transactions contemplated hereby, to the extent it deems necessary without the consent of FDI Corporation or any other party, provided, however, that any statement, announcement or release made on or before June 1, 2000, which states or can reasonably be construed to indicate that Neoforma is engaged in providing consulting services in competition with Facilities Development, Inc. shall not be made unless it is approved by Facilities Development, Inc., which approval shall not be withheld unreasonably.

        6.08 Access to Records. Following the date hereof, FDI Corporation will provide Neoforma and its representatives with reasonable access to such tax, financial or other records, books of account, litigation files or other information as to which Neoforma has demonstrated a reasonable need to review upon Neoforma's requesting such information or records.

        6.09 Customer Support. Neoforma acknowledges that effective at the Closing, it will assume all liabilities of the FDI Parties to support the Software in the hands of the FDIParties's customers, which liabilities are set forth in the Contracts or otherwise set forth on Schedule 6.09. Neoforma agrees to provide such support in the manner and at the levels that the FDI Parties have provided such support historically.

        6.10 Transfer of Software and Intellectual Property. If as of the first anniversary of the Closing Neoforma has not completed a public offering of its common stock registered under the Securities Act of 1933, as amended, then thereafter for a period of ninety (90) days, FDI Corporation shall have the right to compel Neoforma to transfer to FDI Corporation for no payment free and clear ownership of and all rights to the Software and the Intellectual Property (including all supplements, upgrades, enhancements, modifications, improvements, and releases made by Neoforma) within 30 days of FDI Corporation's providing Neoforma of its intent to exercise such right, provided that Neoforma shall retain a non-exclusive, worldwide, royalty-free, three (3) year license to use the Software and Intellectual Property for Worldwide Web-based applications only, which license shall include the right to license the Software solely for such purposes to others. Neoforma shall have the right to extend the term of any license granted to it pursuant to this Section for up to two (2) three year extensions, which it may do by providing FDI Corporation with its written notice to extend the license together with the amount of $10,000 during the 30 day period prior to the termination of the initial term of this license or the first extension term (in the case of a second extension).

Neoforma agrees that until such time as Neoforma.com, Inc. has completed a public offering of its common stock registered under the Securities Act of 1933, as amended, or the foregoing right to compel transfer shall expire, it will not grant to any third party any right with respect to the Software or the Intellectual Property which would render it unable to deliver to FDI Corporation the free and clear ownership and all other rights to the Software and the Intellectual Property that are contemplated hereby.

        6.11 Referrals. Neoforma agrees that for so long as Facilities Development, Inc. shall remain active in the consulting business that it currently conducts, Neoforma will include Facilities Development, Inc. in any response it gives to a request for a referral to a consultant that performs services of the type Facilities Development, Inc. performs, and it will give Facilities Development, Inc. a positive recommendation.

        6.12 Retention of Shares. For a period of twelve months from and after the Closing, FDI Corporation shall retain all right, title and ownership in and to, and shall not distribute, at least 100,000 of the Acquired Shares. These shares shall be subject to cancellation by Neoforma to satisfy the payment of any amount which may become owing from FDI Corporation to Neoforma during this period pursuant to Section 5 of this Agreement, with the amount of shares subject to such cancellation being determined using the average closing price of such shares for a ten day trading period prior to such event.

        6.13 Non-Competition. For a period of eighteen (18) months after the execution of this Agreement, (i) neither FDI Corporation or FDI Information shall hire or attempt to hire any employee of the Neoforma, or assist in such hiring by anyone else, or encourage any employee to terminate his or her employment with Neoforma, provided, however, that nothing shall prevent FDI Corporation or FDI Information from hiring any former employee of Neoforma who has terminated their employment with Neoforma voluntarily and without solicitation; (ii) neither FDI Corporation or FDI Information shall participate, directly or indirectly, in any capacity, in any business or activity that is presently in competition with Neoforma or, in the business of developing, maintaining, marketing, and selling comprehensive, world-wide web-based equipment planning tools primarily for use in the construction and/or redesign of healthcare facility projects or in any other business in which Neoforma is presently engaged, in any state in which Neoforma does business; and
(iii) neither FDI Corporation or FDI Information shall cause or assist to cause any of the customers of Neoforma with whom any of them have communicated, dealt with or became acquainted prior to the Closing Date in connection with their operation of the FDI Business to enter into contractual arrangements with herself or themselves or any other person, firm, partnership, corporation or other company in any business or activity that is presently in competition with Neoforma. Nothing in this Section 6.13 shall prohibit FDI Corporation, FDI Information or any other party from participating in the consulting business of Facilities Development, Inc.

        6.14 Loan from Neoforma. In the event that FDI Corporation, or its shareholder or shareholders, has any tax liability for the tax year ending December 31, 1999 arising from the sale of FDI Corporation's assets to Neoforma in consideration for the Acquired Shares being issued to it, Neoforma agrees to lend to the party or parties incurring such tax liability (the "Borrowers"), upon their request and satisfying the conditions of this Section an amount equal to the lesser of (i) the amount of such actual tax liability, or (ii) $400,000 in the aggregate, upon the terms and conditions of this Section. This loan may be requested in the manner provided for in this Section by one or more of the FDI Corporation shareholders in an amount not to exceed their pro rata portion (based upon their shareholdings) of the maximum loan amount. The amount of any tax liability as to which the loan being provided pursuant to this Section may be made shall be demonstrated to Neoforma's reasonable satisfaction by the Borrowers providing to Neoforma either a copy of all relevant tax returns which reflect such liability or a written statement from the Borrowers' tax advisors, which advisors shall be reasonably satisfactory to Neoforma, stating the amount of such liability and the basis for its calculation. Any request for a loan pursuant to this Section
6.14 (the "Loan") shall be made, if at all, on or before October 1, 2000, and such request shall constitute the covenant and certification of the party making the request that the proceeds of the Loan are being used solely to pay the subject tax liability.

        As security for any loan made by Neoforma pursuant to this Section 6.14, and as a precondition to its being obligated to make the Loan, the Borrowers shall be required to pledge to, and deliver stock certificates respecting one share of the Common Stock owned by FDI Corporation for each $5.00 in principal amount of the Loan (the "Pledged Shares"). The Borrowers shall be required to execute all such documents as are reasonably required to effectuate such pledge and the Loan in the opinion of Neoforma's legal counsel. There shall be separate, non-cross-defaulted and non-cross-collateralized Notes made by each Borrower, each of which shall be non-recourse, except against such pledged shares, bear interest at a rate of eight percent (8%) per annum and shall repayable on the earlier of (i) one year from the date it is made, if on such date the beneficial owner of the Pledged Shares is permitted under applicable law to resell a sufficient number of shares to generate proceeds in the amount required to repay the balance owing under the Note at such time; (ii) eighteen months from the date the Loan is made; or (iii) the date fifteen days after an amount of the shares of Common Stock issued pursuant to this Agreement having a value equal to or in excess of the amount of the Loan have been registered under federal securities laws, and either registered or subject to resale pursuant to an exemption under applicable state blue sky laws. Neoforma shall have no obligation to make any loan to any particular borrower pursuant to this Section
6.14 in the event an amount of the shares of Common Stock issued pursuant to this Agreement having a value equal to or in excess of the tax liabilities which are owing have been registered under federal securities laws, and either registered or subject to resale pursuant to an exemption under applicable state blue sky laws, prior to the date such Loan is requested by any particular borrower.

SECTION 7. MISCELLANEOUS.

        7.01 Survival. All the provisions of this Agreement and all of the representations, warranties, covenants and agreements of the parties herein, or in any statement, certificate or other document furnished pursuant to this Agreement, shall survive and continue in force after the date hereof.

        7.02 Dispute Resolution and Arbitration. All disputes or controversies arising hereunder or contemplated hereby shall be resolved exclusively in accordance with the provisions of this paragraph. Prior to commencing arbitration as described below, Neoforma or the FDI Parties may commence a mediation by providing to the other a list of three suggested mediators. The party receiving such list shall within ten (10) days either accept one of the mediators or provide a list of three alternatives. This process shall continue until the parties select a mediator; if a party shall fail to respond within the ten (10) day period to any proposed slate, the party who submitted the slate will have the right to select the mediator. Once the mediator is selected, the parties shall in good faith participate in such mediation by having a representative with full settlement authority attend at least one mediation session. If the mediation does not produce a resolution of the dispute within thirty (30) days of the date a mediator is agreed upon, either party may commence arbitration in the City of San Francisco, California, under the auspices and in accordance with the Commercial Arbitration Rules of the American Arbitration Association then pertaining, by a single arbitrator to be selected by said association. Each of the parties shall be responsible for one-half of the arbitration fees, unless the arbitrator shall otherwise decide. Each party shall bear its own counsel and other fees and expenses unless the arbitrator shall otherwise decide.

        7.03 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of California and shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.

        7.04 Modification. This Agreement may be modified, amended or terminated, and the requirements of any provision hereof may be waived, with the consent of FDI Corporation and Neoforma by written instrument signed by them or their respective successors or assigns in any manner deemed necessary or appropriate by them.

        7.05 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        7.06 Notices. Any notice shall be conclusively deemed to have been received by a party hereto and be effective on the day on which delivered to such party at the address set forth below (or such other address as such party shall specify to the other party in writing) or, if sent postage prepaid by certified or registered mail, on the third business day after the day on which mailed, addressed to such party at such address:

        As to FDI Corporation:  Janet L. Dalton or Joan S. Barry
                                FDI Information Resources, Inc.
                                2020 N. Central Avenue, Suite 250
                                Phoenix, Arizona  85004
                                FAX:  602-382-7007

        With a copy to:         Gary A. Gotto, Esq.
                                Dalton Gotto Samson & Kilgard
                                3101 N. Central Avenue, Suite 900
                                Phoenix, Arizona 85012
                                FAX: 602-230-6360

        As to Neoforma:         Neoforma.com, Inc.
                                3255-7 Scott Boulevard
                                Santa Clara, California 95054
                                Attn: President or Chief Financial Officer

        With a copy to:         John A. Kostrubanic, Esq.
                                Pepe & Hazard, LLP
                                150 Federal Street, 28th Floor
                                Boston, Massachusetts  02110

        With a copy to:         Gordon K. Davidson, Esq.
                                Fenwick & West, LLP
                                Two Palo Alto Square
                                Palo Alto, California 94306

        Any failure by a party to send a courtesy copy of a notice to the counsel named above shall not invalidate such notice.

        7.07 Entire Agreement. This Agreement and the instruments referred to herein constitute the entire contract between the parties and supersede all other understandings with respect to the subject matter hereof.

        7.08 Headings. The descriptive headings of the several Sections and Paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

        7.09 No Brokers. Except for LEC (which was retained solely by FDI Corporation) all negotiations relative to this Agreement have been carried on by FDI Corporation and Neoforma or their respective counsel directly with each other without the intervention of any person in such manner as to give rise to any valid claim against FDI Corporation or Neoforma for brokerage fees, finder's fees or other like payments. Each of FDI Corporation and Neoforma hereby agrees to save the other of them harmless and defend the other of them against all claims for brokerage commissions, finder's fees or other like payments based upon actions of the parties other than the party seeking to be held harmless under this Agreement.

        7.10 Equitable Remedies. In the event that any party to this Agreement shall default in the performance of any obligation, covenant or agreement hereunder, the other party to this Agreement shall, in addition to all other remedies which may be available to it, be entitled to injunctive and equitable relief, including without limitation specific performance, and shall be entitled to recover from the defaulting party its costs and expenses (including reasonable attorneys' fees) incurred by it in securing such injunctive or equitable relief.

        7.11 Further Actions. FDI Corporation and Neoforma shall, on request, on or after the date hereof execute and deliver such other documents as may reasonably be necessary to transfer or further perfect title in the assets and properties or to otherwise implement the transactions contemplated by this Agreement.

        7.12 Acceptance of Counsel. Whenever in this Agreement is provided that a party hereto shall deliver an agreement or other instrument to the other of them, such agreement or instrument shall be in form reasonably satisfactory to counsel for the party to whom the same is to be delivered.

        7.13 Expenses. Each party hereto shall pay its own expenses, including the fee and disbursements of its own counsel, incident to the preparation of this Agreement and the consummation of the transactions contemplated hereby.

        7.14 Assignment. Neoforma shall be entitled to assign all of its right, title and interest under this Agreement to a subsidiary corporation or any corporation affiliated with Neoforma, provided that such subsidiary or affiliated corporation shall assume all obligations of the Neoforma under this Agreement and provided further that such assignment and assumption of liabilities shall not release Neoforma from primary and direct liability to FDI Corporation for any of its obligations and agreements hereunder.

        IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this Agreement as of the day and year first above written.

                                        FDI INFORMATION RESOURCES, INC.

                                        By: /s/ JOAN BARRY
                                           -------------------------------------
                                           Name: Joan Barry
                                           Its: President

                                        FDI INFORMATION RESOURCES, LLC

                                        By: /s/ JOAN BARRY
                                           -------------------------------------
                                           Name: Joan Barry
                                           Its: Manager Member

                                        NEOFORMA.COM, INC.

                                        By: /s/ FREDERICK J. RUEGSEGGER
                                           -------------------------------------
                                           Name: Frederick J. Ruegsegger
                                           Its: Chief Financial Officer

As to Sections 6.02, 6.05, 6.07 and 6.11 only.


                                        FACILITIES DEVELOPMENT, INC.

                                        By: /s/ JOAN BARRY
                                           -------------------------------------
                                           Name: Joan Barry
                                           Its: President